Exhibit 99.2

Template for notification and public disclosure of transactions by persons discharging manage-rial responsibilities and persons closely associated with them 1. Details of the person discharging managerial responsibilities/person closely associated a) Name Emmanuel Dulac 2. Reason for the notification a) Position/status President and Chief Executive Officer in Zealand Pharma A/S b) Initial notification/Amend-ment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auc-tion monitor a) Name Zealand Pharma A/S, CVR-no. 20045078 b) LEI1 549300ITBB1ULBL4CZ12 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instru-ment Identification code Warrants DK0060257814 b) Nature of the transaction Grant of warrants c) Price(s) and volume(s) Price(s) Volume(s) DKK 95,4 38.915 d) Aggregated information -Aggregated volume -Price DKK 3.712.491 e) Date of the transaction 15 April 2020 f) Place of the transaction Outside a trading venue

Template for notification and public disclosure of transactions by persons discharging manage-rial responsibilities and persons closely associated with them 1. Details of the person discharging managerial responsibilities/person closely associated a) Name Adam Steensberg 2. Reason for the notification a) Position/status EVP, Chief Medical and Development Officer in Zealand Pharma A/S b) Initial notification/Amend-ment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auc-tion monitor a) Name Zealand Pharma A/S, CVR-no. 20045078 b) LEI1 549300ITBB1ULBL4CZ12 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instru-ment Identification code Warrants DK0060257814 b) Nature of the transaction Grant of warrants c) Price(s) and volume(s) Price(s) Volume(s) DKK 95,4 23.325 d) Aggregated information -Aggregated volume -Price DKK 2.225.205 e) Date of the transaction 15 April 2020 f) Place of the transaction Outside a trading venue

Template for notification and public disclosure of transactions by persons discharging manage-rial responsibilities and persons closely associated with them 1. Details of the person discharging managerial responsibilities/person closely associated a) Name Ivan M. Møller 2. Reason for the notification a) Position/status SVP, Technical Development & Operations in Zealand Pharma A/S b) Initial notification/Amend-ment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auc-tion monitor a) Name Zealand Pharma A/S, CVR-no. 20045078 b) LEI1 549300ITBB1ULBL4CZ12 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instru-ment Identification code Warrants DK0060257814 b) Nature of the transaction Grant of warrants c) Price(s) and volume(s) Price(s) Volume(s) DKK 95,4 17.642 d) Aggregated information -Aggregated volume -Price DKK 1.683.046,8 e) Date of the transaction 15 April 2020 f) Place of the transaction Outside a trading venue

Template for notification and public disclosure of transactions by persons discharging manage-rial responsibilities and persons closely associated with them 1. Details of the person discharging managerial responsibilities/person closely associated a) Name Matthew Dallas 2. Reason for the notification a) Position/status CFO, Senior Vice President in Zealand Pharma A/S b) Initial notification/Amend-ment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auc-tion monitor a) Name Zealand Pharma A/S, CVR-no. 20045078 b) LEI1 549300ITBB1ULBL4CZ12 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instru-ment Identification code Warrants DK0060257814 b) Nature of the transaction Grant of warrants c) Price(s) and volume(s) Price(s) Volume(s) DKK 93,4 23.998 d) Aggregated information -Aggregated volume -Price DKK2.241.413,2 e) Date of the transaction 15 April 2020 f) Place of the transaction Outside a trading venue